[BELL CANADA LOGO]

News Release
For immediate release

Bell Canada comments on Cabinet decision to reform local telephone regulation

Montreal, Quebec, December 11, 2006 – Bell Canada welcomes today’s announcement from Industry Minister Maxime Bernier of a federal Cabinet decision to overturn the local forbearance framework established by the Canadian Radio-television and Telecommunications Commission (CRTC). The Cabinet has instead proposed a new, simpler facilities-based framework.

“What the Minister is proposing today is a regulatory framework that catches up to market reality, a welcome recognition of the vibrant state of competition in the telecom sector,” said Michael Sabia, President and Chief Executive Officer of BCE and CEO of Bell Canada. “He is trying to give consumers more choice and Canada a telecom framework that is internationally competitive – and that is a most welcome development, both in terms of the Canadian economy and in terms of Canada’s productivity and competitiveness.”

Today’s Cabinet decision comes in response to an appeal filed by Bell and other established telephone companies of an April 6, 2006, decision by the CRTC setting out its framework for local forbearance. That decision added more layers to a regulatory framework that is out of date and not in the best interests of consumers and businesses.

“The government’s decision, once implemented, is good news for the telecom sector, for competition, and for the extensive public consultation process that preceded it,” added Lawson Hunter, Executive Vice President and Chief Corporate Officer, BCE and Bell Canada. “There is no question this is a significant movement in the right direction and yet another confirmation of the direction set out in the report of the TPR Panel.”

The expert Telecom Policy Review (TPR) Panel concluded earlier this year that while Canada has one of the most competitive telecom markets in the world, it also has one of the most costly and extensive regulatory regimes. The Panel called for a regulatory framework that places much greater reliance on market forces.

About Bell Canada
Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Jacqueline Michelis
Bell Canada, Media Relations
416 581-3311
1 888 482-0809
jacqueline.michelis@bell.ca